Exhibit 99.5

20	04

Notice of annual general meeting

The Great Hall, Brisbane Convention and Exhibition Centre, Corner Merivale and Glenelg Streets South Bank, Brisbane, Queensland on Thursday, 22 April 2004 at 9.30am.

Letter from the chairman Notice of meeting Explanatory notes Shareholder information

Rio Tinto

This document is important. Please read it straight away. If you have any doubts about the action you should take, contact your stockbroker, bank manager, solicitor, accountant or other professional adviser immediately.

If you have sold or transferred all your shares in Rio Tinto Limited, please hand this document, the accompanying 2003 Annual report and financial statements or 2003 Annual review and form of proxy at once to the purchaser or transferee or to the stockbroker, bank or other agent through whom the sale or transfer was effected, for transmission to the purchaser or transferee.

Letter from the chairman

Rio Tinto Limited
(ABN 96 004 458 404)

55 Collins Street Melbourne 3000
5 March 2004

Dear shareholder
I have pleasure in sending to those of you who have requested it, your copy of the 2003 Annual review or the 2003 Annual report and financial statements. These documents are, of course, available to all shareholders on request and may also be viewed and downloaded from the Company’s website: www.riotinto.com

The annual general meeting will be held at 9.30am on Thursday, 22 April 2004 in The Great Hall, Brisbane Convention and Exhibition Centre, Corner Merivale and Glenelg Streets, South Bank, Brisbane, Queensland. If you plan to attend the meeting, to assist staff with registration and admission, please complete and return the enclosed attendance card in the reply paid envelope provided. If you are unable to attend, please complete and return the enclosed proxy form. Doing so will ensure your vote is recorded but will not prevent you from attending and voting at the meeting itself.

The formal notice of meeting and the resolutions to be proposed are set out in the enclosed Notice of meeting and you will also find explanatory notes to these resolutions. These resolutions include, as an item of special business, the introduction of two new long term incentive plans, namely the Mining Companies Comparative Plan 2004 and the Share Option Plan 2004, to replace the existing Plans. The effect of these proposed Plans will not materially change the expected value of awards to executive directors of the Company. Further details can be found in the 2003 Annual review, the 2003 Annual report and financial statements and also in the explanatory notes to this Notice of meeting on pages 3 to 8. The special business also includes proposals for the award of shares and options to two executive directors under these long term incentive plans and the employee share savings plan.

The voting arrangements for shareholders under the Group’s dual listed companies structure are explained in the Shareholder Information section of the 2003 Annual review and 2003 Annual report and financial statements.

Of the resolutions proposed at this year’s meeting, resolutions 1 and 3 will be put to Rio Tinto Limited shareholders only. All other resolutions will be dealt with under the joint electoral procedure.

Your directors are unanimously of the opinion that the resolutions to be proposed at the annual general meeting are in the best interests of shareholders and of the Company. Accordingly, they recommend you vote in favour of the resolutions set out in the Notice of meeting as they intend to do in respect of their own beneficial holdings (although for resolutions 2 and 3, executive directors will not vote their shares).

The parallel Rio Tinto plc meeting this year will take place on 7 April 2004. The overall results of the joint electorate vote will be announced to the media and relevant stock exchanges and posted on our website after the Rio Tinto Limited meeting. The results will also be advertised in The Australian and may also be obtained from the Company’s Share Registry on toll free (within Australia) 1800 813 292 or on +61 3 9415 4030 after 22 April 2004.

Yours sincerely

Paul Skinner Chairman

Rio Tinto Limited 2004 Notice of annual general meeting   1

2004 Notice of meeting

Notice is hereby given that the annual general meeting of Rio Tinto Limited will be held in The Great Hall, Brisbane Convention and Exhibition Centre, Corner Merivale and Glenelg Streets, South Bank, Brisbane, Queensland on Thursday, 22 April 2004 at 9.30am for the following purposes:

Special business
1	Renewal of share buy-back authorities
To consider and, if thought fit, pass the following resolution which will be proposed as a special resolution:

That approval be and is hereby given to:

(a)	buy-backs by the Company fromTinto Holdings Australia Pty Limited of fully paid ordinary shares in the Company (“Ordinary Shares”), upon the terms and subject to the conditions set out in the draft buy-back agreement between the Company and Tinto Holdings Australia Pty Limited (entitled “2004 RTL-THAAgreement”), a copy of which is initialled by the chairman of the meeting for the purposes of identification; and

(b)	on-market buy-backs by the Company of Ordinary Shares:

(i)	on the basis that the number of Ordinary Shares which may be bought back on-market by the Company pursuant to the approval under this paragraph (b) will not exceed ten per cent of the minimum number of Ordinary Shares on issue (excluding from that minimum number those Ordinary Shares held by or on behalf of Tinto Holdings Australia Pty Limited or any other subsidiary of Rio Tinto plc) during such period; and

(ii)	at a price per Ordinary Share of not more than five per cent above the average market price of the Ordinary Shares calculated over the last five days on which sales of Ordinary Shares were recorded on the Australian Stock Exchange before the day on which the Ordinary Shares are bought back.
2	Adoption of Executive Incentive Plans (Mining Companies Comparative Plan 2004 and Share Option Plan 2004)

To consider and, if thought fit, pass the following resolution:

That the Mining Companies Comparative Plan 2004 and the Share Option Plan 2004, both described in the explanatory notes to the Notice of meeting (copies of the relevant rules of which are produced to the meeting and initialled by the chairman for the purposes of identification) be and are hereby approved, subject to such modifications as the directors may consider necessary or desirable to take account of the requirements of Australian Stock Exchange Limited, London Stock Exchange Limited or prevailing practice, and that the directors be and are hereby authorised to adopt and carry the same into effect.

3	Awards to directors under Executive Incentive and Share Savings Plans

To consider and, if thought fit, pass the following resolution:

That, subject to Resolution 2 being passed, the Company be and is hereby authorised to grant any or all of the following on or before22 April 2007:

(a)	options over ordinary shares under the Share Option Plan 2004;

(b)	conditional awards of ordinary shares under the Mining Companies Comparative Plan 2004; and

(c)	options under the Share Savings Plan

to the following directors of the Company in quantities not exceeding those set out below:

Director	Options	Shares

Leigh Clifford	871,000	580,000
Oscar Groeneveld	303,000	212,000
Ordinary business
4	To elect Sir John Kerr as a director.

5	To re-elect Leigh Clifford as a director.

6	To re-elect Guy Elliott as a director.

7	To re-elect Sir Richard Sykes as a director.

8	To re-elect Sir Richard Giordano as a director.

Special business
9	Approval of Remuneration report

To approve the Remuneration report as set out in the 2003 Annual review and the 2003Annual report and financial statements.

Ordinary business
10	Re-appointment of auditors of Rio Tinto plc and auditor remuneration

To re-appoint PricewaterhouseCoopers LLP as auditors of Rio Tinto plc to hold office until the conclusion of the next annual general meeting at which accounts are laid before Rio Tinto plc and to authorise the Audit committee to determine the auditors’ remuneration.

11	Receipt of reports and financial statements

To receive the Company’s financial statements, the report of the directors and the report of the auditors for the year ended 31 December 2003.

By order of the Board

Stephen Consedine, Company Secretary 55 Collins Street Melbourne Victoria 3000 5 March 2004

2   Rio Tinto Limited 2004 Notice of annual general meeting

Explanatory notes

Notes
For the purposes of the Corporations Act, the Company has determined that securities of the Company that are quoted securities at 10.00pm Australian Eastern Standard Time on Tuesday 20 April 2004 will be taken, for the purposes of the meeting, to be held by the persons who held them at that time.

A proxy form accompanies this Notice of meeting. A member entitled to attend and vote at the meeting is entitled to appoint up to two proxies. A proxy need not be a member of the Company. Where a member wishes to appoint two proxies, an additional proxy form may be obtained by contacting the Company’s share registry or you may copy this form.

A member appointing two proxies may specify the proportion or number of votes each proxy is appointed to exercise. If a member appoints two proxies and does not specify each proxy’s percentage of voting rights, each proxy may exercise half the member’s votes. Fractions of votes are to be disregarded. To be valid, the proxy form, together with any power of attorney or authority under which it is signed, must be received by the Company’s share registry at Computershare Investor Services Pty Ltd, PO Box 242, Melbourne, Victoria, 3000 or at the Company’s registered office or by facsimile to +61 3 9473 2555, by 9.30am Australian Eastern Standard Time on Tuesday 20 April 2004.

The following documents may be inspected at the Company’s registered office during normal business hours on any business day from the date of this Notice of Meeting until the close of the Company’s annual general meeting on 22 April 2004, and also at the Brisbane Convention and Exhibition Centre for at least 15 minutes prior to and during the Company’s annual general meeting:

(a)	a copy of the proposed buy-back agreement between the Company and Tinto Holdings Australia Pty Limited (“THA”) for the off-market purchase of up to all the shares held by THA; and

(b)	a copy of the proposed rules for the Mining Companies Comparative Plan 2004 and for the Share Option Plan 2004.

Explanatory notes on the resolutions to be proposed at the 2004 annual general meeting.

Resolution 1 – Renewal of share buy-back authorities
At the 2003 annual general meeting of the Company, shareholders renewed authorities granted in 1999 for the Company to buy back ordinary shares on-market and to buy back shares from Tinto Holdings Australia Pty Limited (“THA”), a wholly owned subsidiary of Rio Tinto plc, under a selective buy back agreement. The authorities granted in 2003 were not limited in time and are still operative. Each year, Rio Tinto plc is required by UK company law to renew its buy-back authorities. In line with this Rio Tinto plc practice, the directors consider it appropriate to seek renewal of the Company’s existing buy-back approvals. Resolution 1 provides for the renewal of those approvals.

The renewed authorities granted under Resolution 1 provide the Group with continued flexibility in relation to its financial management. However, the directors will only proceed with any buy-backs if they believe them to be in the best interests of shareholders of the Group.

The terms of the selective buy-backs proposed under Resolution 1 are set out in the draft buy-back agreement entitled “2004 RTL-THA Agreement”. In summary, the Company will be able to buy back, from time to time, such number of shares as nominated by the Company, up to all the shares held by THA. The directors would only nominate such number of shares to be bought back as they considered was in the best interests of shareholders. Shares bought back from THA will only be bought back at a price equal to the average market price of the Company’s ordinary shares calculated over the last five days on which sales were recorded on the Australian Stock Exchange before the shares were purchased and the consideration would be cash, securities or such other valuable consideration as is agreed. The continued ability to buy back shares held by THA facilitates the management of the Group’s cash resources and financing. Given the dual listed companies structure, under which the Company and Rio Tinto plc operate together as a single economic entity, the consideration for any buy-backs from THA will remain within the Group.

Resolution 1 also seeks to renew the approval for buy-backs by the Company on-market in any 12 month period of up to ten per cent of the minimum number of its ordinary shares on issue (excluding from that minimum number those shares held by or on behalf of THA or any other subsidiary of Rio Tinto plc) during such period. In calculating the number of shares able to be bought back by the Company under this approval, shares bought back from THA under the selective buy-back would not be included.

In accordance with the rules of the Australian Stock Exchange, the price at which the Company would buy back its ordinary shares on-market would be no more than five per cent above the average market price of the Company’s ordinary shares calculated over the last five days on which sales were recorded on the Australian Stock Exchange before the shares were purchased. The consideration for the shares bought back on-market would be cash and would be sourced from general corporate resources.

The buy-backs authorised by Resolution 1 would not have any material effect on the control of the Group, are well within the Group’s debt capacity and would have no adverse effect on existing operations or current investment plans. By way of illustration, purchase of one per cent of the publicly held ordinary shares in the Company at the share prices prevailing on 6 February 2004 would increase net debt and reduce shareholders’ funds by about US$84 million and, on the basis of the Group’s 2003 audited financial statements, the ratio of net debt to total capital would increase by 0.5 percentage points.

The closing market price of ordinary shares of the Company as at 6 February 2004 was $35.24. As at the same date, the Company had on issue 499,059,812 ordinary shares of which THA held 187,439,520 shares. In the year to 31 December 2003 and for the period up to 6 February 2004, no shares were bought back by the Company. Details of share buy-backs and share issues by the Company are set out on page 9 of the 2003 Annual report and financial statements.

If any shares are bought back, they would be cancelled immediately after registration of the transfer of the shares to the Company, as required by the Corporations Act.

Foreign Investment Review Board approval has been maintained for the existing buy-back approvals and will be sought in relation to Resolution 1.

THA and its associates will not vote on Resolution 1.

Rio Tinto Limited 2004 Notice of annual general meeting   3

Explanatory notes continued

Resolution 2 – Adoption of Executive Incentive Plans (Mining Companies Comparative Plan 2004 and Share Option Plan 2004)

Shareholders are asked to approve the adoption of two long term incentive plans, the Mining Companies Comparative Plan 2004 (“MCCP”) and the Share Options Plan 2004 (“SOP”), for directors and senior group executives, as set out in Resolution 2 in the Notice of meeting. These plans are very similar to the Company’s existing plans, which were introduced in 1998, but incorporate certain changes following a review of the remuneration structure of the Group by the Remuneration committee (the “Committee”). The Committee was advised by Kepler Associates, an independent remuneration consultant, during this review.

As indicated in the chairman’s letter and in the Remuneration report to shareholders on pages 62 to 69 of the 2003 Annual report and financial statements and on pages 37 to 44 of the 2003 Annual review, the new plans will replace the existing Mining Companies Comparative Plan and Share Option Plan. The Committee has also made minor changes to the existing Short Term Incentive Plan (“STIP”), although shareholder approval for this is not required and these changes do not vary the expected value of this plan. Details of the STIP can be found on pages 62 and 63 of the 2003 Annual report and financial statements and on pages 37 and 38 of the 2003 Annual review.

The proposed new long term incentive plans will maintain the expected value of total remuneration for executive directors or product group chief executives of the Company at approximately their current levels. The Committee will continue to be responsible for the operation of all three plans. The explanatory notes on pages 6 to 8 contain a summary of the main terms of the two new plans for which Rio Tinto is seeking shareholder approval, and the ways in which they differ from the existing plans, together with a description of the performance conditions which are intended to apply to the first grants. The summary should not be taken as affecting the interpretation of the rules of the plans.

It should be noted that, if Resolution 2 is passed, it will authorise the adoption by the Company of the two plans, which are described on pages 6 to 8 of these explanatory notes and the adoption of two substantially identical plans by Rio Tinto plc. References in this document to the MCCP and the SOP are, unless the context otherwise requires, to those plans in both their UK and Australian forms.

The summaries focus on the plans as they would apply to the Company.

The Company will disregard any votes cast on this Resolution 2 by any director who is eligible to participate in any Rio Tinto employee incentive scheme and any of their respective associates. This does not apply to votes cast by those directors or associates as proxy for a person who is entitled to vote, in accordance with the directions on the proxy form, or votes cast by such a director or associate who chairs the meeting, as proxy for a person who is entitled to vote, in accordance with a direction on the proxy form to vote as the proxy decides.

Resolution 3 – Awards to directors under Executive Incentive and Share Savings Plans
Shareholders are asked to approve for all purposes (including ASX Listing Rule 10.14) the award of securities to Leigh Clifford and Oscar Groeneveld under the Company's Mining Companies Comparative Plan 2004, the Share Option Plan 2004 and the Share Savings Plan. The ASX Listing Rules permit shareholders to grant this approval for up to three years. The approval sought under Resolution 3 is subject to shareholders approving the adoption of the Mining Companies Comparative Plan 2004 and the Share Option Plan 2004 as set out in Resolution 2.

The directors who will be eligible to receive securities, and the maximum number of securities that each could receive over the next three years, are set out below:

Director	Options	Shares
Leigh Clifford	871,000	580,000
Oscar Groeneveld	303,000	212,000

While the shareholder approval obtained in 2002 permits the Company to award shares and options until 18 April 2005, the directors have decided it would be appropriate to seek shareholder approval of these awards at this meeting as they will occur under the new plans to be adopted under Resolution 2. No further grants would then be made on the basis of the 2002 approval.

The maximum number of securities specified above is based on the annual base sterling salary of the relevant director as at 1 March 2004, converted into Australian dollars at the rate of £1 to A$2.50, multiplied by the maximum possible grant percentage applicable to that director under the relevant plan rules and assuming a Rio Tinto Limited price of A$35.24 per ordinary share, being the closing market price on 6 February 2004. Future years have allowed for a salary progression and a further margin to account for a possible negative movement in both the share price and exchange rate variables.

The options and conditional awards the subject of Resolution 3 cannot be issued by the Company after 22 April 2007. The price at which the options may be exercised under the Rules of the Share Option Plan 2004 will not be less than the market value of the shares on the date the options are granted. Market value means the average of the share price over any period of five consecutive business days the last day of which falls no earlier than five days before the grant, calculated in a manner consistent with Australian Stock Exchange practice. The conditional awards of shares under the Rules of the Mining Companies Comparative Plan 2004 will be made free of charge.

The value of conditional awards under the Mining Companies Comparative Plan 2004 made to any participant in any year may not exceed 200 per cent of basic salary based on the average Rio Tinto Limited share price over the previous calendar year. The value of grants under the Share Option Plan 2004 made to any participant in any year may not exceed 300 per cent of basic salary based on the average Rio Tinto Limited share price over the previous calendar year. Further details on the Mining Companies Comparative Plan 2004 and the Share Option Plan 2004 are set out in the explanatory notes for Resolution 2.

The Company also has a Share Savings Plan for all employees, including executive directors. Options may be granted with an exercise price at a discount of up to 20 per cent of the market price at the time of the offer. Employees may save up to a nominated maximum per month ($605 in 2003) over a three or five year period. At the end of the period, the savings proceeds will be used to fund the exercise monies required to convert the options into shares. The maximum number of shares under option will be known at the beginning of each savings period.

Details of any securities issued to directors under these plans will be published in each annual report relating to the period in which the securities have been issued, together with a statement that approval for the issue has been obtained under ASX Listing Rule 10.14. If any additional directors become entitled to participate in these plans after this annual general meeting, shareholder approval under ASX Listing Rule 10.14 will, if required, be obtained before they are able to participate.

4   Rio Tinto Limited 2004 Notice of annual general meeting

Of all the directors, only Leigh Clifford and Oscar Groeneveld are entitled to participate in the Company’s Mining Companies Comparative Plan 2004, Share Option Plan 2004 and Share Savings Plan. Since the last approval was obtained for an award of shares and options to directors in 2002, the names of all directors (or their associates) who received securities under the Company’s Mining Companies Comparative Plan 1998, Share Option Plan 1998 and Share Savings Plan, the number of securities received and the acquisition price for each security is:

Leigh Clifford
36,341 Shares
254,132 Options (Share Option Plan)

Oscar Groeneveld
21,469 Shares
90,080 Options (Share Option Plan)
1,431 Options (Share Savings Plan)

The shares were conditionally awarded at no cost. Options under the Share Option Plan 1998 were granted at an exercise price of $33.336. Options under the Share Savings Plan were granted at an exercise price of $27.48.

The Company will disregard any votes cast on this resolution by any director who is eligible to participate in any Rio Tinto employee incentive scheme and any of their respective associates. This does not apply to votes cast by those directors or associates as proxy for a person who is entitled to vote, in accordance with the directions on the proxy form, or votes cast by such a director or associate who chairs the meeting, as proxy for a person who is entitled to vote, in accordance with a direction on the proxy form to vote as the proxy decides.

Details of the remuneration of all directors, including Leigh Clifford and Oscar Groeneveld, are included in the Remuneration report set out on pages 62 to 69 of the 2003 Annual report and financial statements and on pages 37 to 44 of the 2003 Annual review.

Resolutions 4 to 8 – Appointment of directors
Sir John Kerr has been appointed a director of the Company since the last annual general meeting, and in accordance with the constitution, retires and offers himself for election.

Leigh Clifford, Guy Elliott and Sir Richard Sykes are the directors to retire by rotation this year and being eligible, offer themselves for re-election. Lord Tugendhat also retires by rotation, but will not be offering himself for re-election.

In accordance with Section 293 of the UK Companies Act 1985, Sir Richard Giordano retires as a director on attaining the age of 70 since the 2003 annual general meeting and offers himself for re-election. As required by English company law, special notice has been given to Rio Tinto plc of the intention to propose this resolution.

Brief biographical details of each of the directors standing for election and re-election are given below:

Sir John Kerr was appointed a director of Rio Tinto in October 2003. He was a member of the UK Diplomatic Service for 36 years, and its head from 1997 to 2002. During his career he was seconded to the UK Treasury where he was Principal Private Secretary to two Chancellors of the Exchequer. His service abroad included spells as Ambassador to the European Union from 1990 to 1995, and to the US from 1995 to 1997. On retiring as Permanent Under Secretary at the Foreign and Commonwealth Office he became Secretary General of the European Convention, which prepared the new draft EU Constitutional Treaty. He is also a director of The “Shell” Transport and Trading Company plc and Scottish American Investment Trust plc. Sir John is 62.

Leigh Clifford became chief executive in April 2000, having been a director of Rio Tinto plc since 1994 and Rio Tinto Limited since 1995. A mining engineer, he has held various roles in the coal and metalliferous operations of the Group since joining in 1970, including managing director of Rio Tinto Limited and chief executive of the Energy group. He is also a director of Freeport-McMoRan Copper & Gold Inc. Mr Clifford is 56.

Guy Elliott became a director of Rio Tinto in 2002 and is currently Finance director. He joined Rio Tinto in 1980 after gaining an MBA from INSEAD. He has subsequently held a variety of marketing, planning and development positions, most recently as Head of Business Evaluation. From 1996 to 1999 he was President of Rio Tinto Brasil. Mr Elliott is 48.

Sir Richard Sykes was appointed to the boards of Rio Tinto in 1997. He is chairman of the Remuneration committee. After reading microbiology, he obtained doctorates in microbial chemistry and in science. A former chairman of GlaxoSmithKline plc, Sir Richard is a director of Lonza Group Limited and is Rector of the Imperial College of Science, Technology and Medicine. He is a fellow of the Royal Society and a trustee of the Natural History Museum in London and of the Royal Botanical Gardens, Kew. Sir Richard is 61.

Sir Richard Giordano is the senior non executive director and a deputy chairman. He is also chairman of the Audit committee and a member of the Nominations committee and Committee on social and environmental accountability. He has been a director of Rio Tinto plc since 1992 and of Rio Tinto Limited since 1995. Although Sir Richard is standing for re-election for a further term of office, his intention is to retire after the annual general meetings in 2005. A lawyer by training, he spent 12 years at BOC Group, first as chief executive, then chairman. In 1993, Sir Richard became a director of British Gas, assuming the role of chairman in 1994. He was chairman of BG Group plc until his retirement in 2003. He is a director of Georgia Pacific Corporation in the US and a trustee of Carnegie Endowment for International Peace. Sir Richard will attain the age of 70 on 24 March 2004.

Resolution 9 – Approval of Remuneration report
Shareholders are asked to approve the Remuneration report that is set out on pages 37 to 44 of the 2003 Annual review and on pages 62 to 69 of the 2003 Annual report and financial statements. The report can also be found on the Rio Tinto website.

Resolution 10 – Re-appointment of Auditors of Rio Tinto plc and auditor remuneration
Under English company law, Rio Tinto plc is required at each general meeting at which financial statements are laid to appoint auditors who will remain in office until the next general meeting at which financial statements are laid. PricewaterhouseCoopers LLP have expressed their willingness to continue in office for a further year. PricewaterhouseCoopers remain the auditors for the Company. In accordance with English company law and corporate governance best practice, shareholders are also asked to authorise the Audit committee to fix the auditors’ remuneration.

Resolution 11 – Receipt of Reports and Financial Statements
The directors are required by the Corporations Act to lay before the annual general meeting the financial report, the Directors’ report and the Auditors’ report.

Rio Tinto Limited 2004 Notice of annual general meeting   5

Summary of the Mining Companies Comparative Plan 2004 (“MCCP”)

1	Eligibility — all senior employees of the Company and its subsidiaries, including executive directors, are eligible to participate in the MCCP. Participants will be selected by the Remuneration committee (the“Committee”) taking into account local competitive conditions.

2	Conditional award — awards made to participants will be conditional on the satisfaction of one or more performance conditions set by the Committee (the “Performance Condition”). The Performance Condition which is to apply to the first awards is described in paragraph 12 below, and the Committee intends that the Performance Conditions which will apply to future awards will be no less challenging. The value of conditional awards (excluding the payment in lieu of dividends described in paragraph 4 below) made to any participant in any year may not exceed 200 per cent of basic salary based on the average Rio Tinto share price over the previous calendar year (as opposed to 70 per cent under the existing plan), and will not be pensionable.

3	Determination of awards — at the end of the period to which the Performance Condition relates (“the Performance Period”), the extent to which it has been satisfied will be determined and, subject to the approval of the Committee, awards will be made in the form of shares in the Company. The Committee retains discretion in satisfying itself that the total shareholder return (“TSR”) performance (described in paragraph 12 below) is a genuine reflection of underlying financial performance. It may withhold all or any part of an award if it considers that the performance of the participant or the Company is inadequate.
4	Release of shares — shares will be released on satisfaction of the Performance Condition. Directors and product group chief executives must retain such released shares (net after payment of tax) until such time as they have built up a shareholding equivalent to a minimum shareholding threshold, to be determined by the Committee, currently equal to two times annual basic salary. A cash payment equivalent to the dividends that would have accrued over the Performance Period on the number of shares released will also be made to participants who are executive directors of the Company or product group chief executives. This payment is not a feature of the existing plan.

5	Leaving the Group before awards — special provisions apply to participants who leave the Group:

	•	If a participant dies before the end of a Performance Period, his outstanding awards will be promptly received by his personal representatives, subject to pro-rata reduction if held for less than one year at date of death, and calculated on the basis that performance has been achieved at the median level, or if higher, at the level which would be achieved if the Performance Period ended on the date of death.

	•	If a participant leaves the Group in certain specified circumstances, for example due to ill health, retirement or redundancy, or if the company or business for which he works ceases to be part of the Group, he will receive his outstanding awards subject to the satisfaction of the Performance Condition. Conditional awards held for less than 12 months at the date of termination are reduced pro rata.

	•	If the participant leaves the Group in other circumstances, outstanding awards will lapse unless the Committee decides otherwise.
6	Takeover — in the event of a takeover of the Company during a Performance Period, the Performance Period will be deemed to end on the date of the change of control and participants will receive the number of shares which reflects the degree to which the Performance Condition has been satisfied. If the takeover becomes unconditional during the first 12 months of a Performance Period, only a proportion of the award will be made. Alternatively awards may be exchanged for equivalent awards over shares in the acquiring company (with that company’s agreement).

7	Variation of share capital — in the event of a variation of the share capital of the Company, the Committee has discretion to make such adjustments as are necessary to ensure that participants are not disadvantaged. The Committee may also amend a Performance Condition if other events occur which would make the amended Performance Condition a fairer measure of performance.

8	Amendment — the Committee has wide discretion in the operation of the MCCP including the power to amend the rules, except that prior shareholder approval is required in respect of the UK form of the MCCP for any such amendment relating to the basic structure of the MCCP and in particular the limits on the number of shares which may be issued under it. Changes to the Australian form of the MCCP can be made by the Committee subject to compliance with any requirement imposed by the Corporations Act or the Australian Stock Exchange Listing Rules.

The net effect of any amendment to the rules must not prejudice the rights and entitlements of participants subsisting prior to the making of the amendment.

9	Termination — the Committee may in its discretion terminate the MCCP at any time, and the MCCP will terminate on the tenth anniversary of its adoption, without prejudice to conditional awards already made.

10	Costs — the cost of introducing and administering the MCCP will be borne by the Company.

6   Rio Tinto Limited 2004 Notice of annual general meeting

11	Source of shares — Shares awarded under the MCCP as it applies to Rio Tinto Limited may be issued by the Company or the Company may procure the transfer of existing shares to participants from Tinto Holdings Australia Pty Limited (“THA”). Any necessary funds will be provided by the Company or any appropriate Group company.

If shares are issued, the number of shares issued must not exceed the following percentages of the Company’s issued ordinary share capital:

• when aggregated with shares issued under any other employee share scheme operated by the Company, ten per cent in the previous ten years;

• when aggregated with shares issued under executive schemes, five per cent in the previous ten years.

In addition, to the extent applicable, limits imposed from time to time by Australian Securities and Investments Commission (“ASIC”) standard relief (currently, five per cent in the previous five years, but subject to certain exceptions) will also apply. The shares issued will rank pari passu with existing shares on the date of allotment and application will be made for them to be admitted to the Official List of the Australian Stock Exchange Limited.

The MCCP as it applies to Rio Tinto plc may operate in conjunction with a discretionary trust for the benefit of all employees to acquire shares in the company to enable awards to be made, using funds provided by the company, or any appropriate Group company. The shares may be acquired by purchase in the market or by subscription at a price not less than par value. Treasury shares may also be issued. If shares are issued, the same percentage limits as described above will apply.

Shares issued will rank pari passu with existing shares on the date of allotment, and application will be made for them to be admitted to the Official List of the London Stock Exchange Limited.
12	The initial Performance Condition — the Committee proposes that the Performance Condition which will apply to the first operation of the MCCP will compare the Company’s total TSR over a four year Performance Period with the TSR of a comparator group consisting of 15 other international mining companies over the same period. The relative position of the Company’s TSR will determine the percentage of the conditional award which will actually be received by participants, as follows:

Ranking out of 16	Percentage of target award to executive directors and product group chief executives
9th – 16th	0
8th	35
7th	51.25
6th	67.5
5th	83.75
4th	100
3rd	125
2nd	150
1st	150

Senior executives below director and product group chief executive level will also participate in the MCCP at appropriate levels of award.

The first Performance Period will run from 1 January 2004 to 31 December 2007. The outstanding cycles of the existing Mining Companies Comparative Plan will mature in the years up to 31 December 2006.

The list of comparator companies will be reviewed annually and will initially consist of:

Alcan Inc
Alcoa Inc
Anglo American plc
Barrick Gold Corporation
BHP Billiton
Freeport-McMoRan Copper & Gold Inc
Grupo Mexico S.A de C.V.
Inco Limited
Newmont Mining Corporation
Noranda Inc.
Phelps Dodge Corporation
Placer Dome Inc
Teck Cominco Limited
WMC Resources Ltd
Xstrata plc
Summary of the Share Option Plan 2004 (“SOP”)

1	Eligibility — all senior employees of the Company and its subsidiaries, including executive directors, are eligible to participate in the SOP. Participants will be selected by the Committee taking into account local competitive conditions.

2	Grant of options — options will be granted by the Committee. Options will normally only be granted within 42 days of the announcement of the Company’s results for any period; however, the first grant of options would be made shortly after shareholders have approved the establishment of the SOP. Options are not pensionable; in addition they are not transferable and may only be exercised by the persons to whom they are granted.

3	Option price — the price at which options may be exercised will not be less than the market value of the shares on the date the options are granted. Market value means the average of the share price over any period of five consecutive business days the last day of which falls no earlier than five days before the date of grant, calculated in a manner consistent with Australian Stock Exchange practice for the Australian form of the SOP and London Stock Exchange practice for the UK form of the SOP.

4	Levels of employee participation — the number of shares over which options are granted to each employee will be determined by the Committee according to prevailing market practice in the relevant country. The value of grants (calculated using the average share price during the previous calendar year) made to any participant in any year may not exceed 300 per cent of basic salary. There is no such limit in the existing plan.

Rio Tinto Limited 2004 Notice of annual general meeting   7

5	Exercise of options — the exercise of options is subject to the satisfaction of a performance condition set by the Committee (the “Performance Condition”). The Performance Condition which is to apply to the first options is described in paragraph 13 below, and the Committee intends that the Performance Conditions which will apply to future options will be no less challenging. Options are normally exercisable, subject to the Performance Condition being satisfied, between the third and tenth anniversaries of their grant. However, the Committee has the discretion to specify different periods of exercise at the time options are granted. Options may be satisfied either by the issue of new shares or the transfer of existing shares from THA, or in the case of Rio Tinto plc, by the issue of new shares, by treasury shares or by the transfer of existing shares from the discretionary employee trust described in paragraph 11 of the MCCP summary, or under either plan if the Committee considers that it would be desirable in particular circumstances, by the payment of an amount (in cash or shares) representing their inherent value.

6	Leaving the Group — special provisions apply to participants who leave the Group:

•	If a participant dies, his personal representatives may exercise his option within one year of death;

•	If a participant leaves the Group in specified circumstances, for example due to ill health, retirement or redundancy, or if the company or business for which he works ceases to be part of the Group, he may exercise his option, subject to satisfaction of the Performance Condition within one year of leaving the Group or one year of the date of final possible vesting, whichever is the later; and

•	If a participant leaves the Group in other circumstances, he may not exercise any part of his option, unless the Committee decides otherwise.

If the option has not been held for 12 months on the date the participant dies or leaves the Group in specified circumstances, only a proportion will be exercisable, and the balance will lapse.
7	Takeover — in the event of a takeover of the Company at any time, option holders may, subject to satisfaction of the Performance Condition measured at the date control is obtained, exercise their options within six months. Alternatively options may be exchanged for new options over shares in the acquiring company (with that company’s agreement).

8	Issue of shares — ordinary shares issued on the exercise of options will rank equally with shares of the same class on issue on the date of allotment except in respect of rights arising by reference to a prior record date. Application will be made to the Australian Stock Exchange Limited for admission to the Official List of shares allotted under the Australian form of the SOP and to the London Stock Exchange Limited in respect of shares allotted under the UK form of the SOP.

9	Plan limits — the SOP is subject to the following overall limits on the number of new shares which may be issued under it. The number of shares issued must not exceed the following percentages of the relevant company’s issued ordinary share capital:

• when aggregated with shares issued under any other employee share scheme operated by the company, ten per cent in the previous ten years;

• when aggregated with shares issued under executive schemes, five per cent in the previous ten years.

In addition, to the extent applicable, limits imposed from time to time by ASIC standard relief (currently, five per cent in the previous five years, but subject to certain exceptions) will also apply.

For the purposes of these limits options which lapse cease to count and shares transferred out of treasury under the UK form of the SOP in satisfaction of the exercise of options are treated as newly issued shares.

10	Variation in share capital — in the event of a variation of the share capital of the Company, the Committee has discretion to make such adjustments as are necessary to ensure that participants are not disadvantaged.

11	Amendments — the Committee has wide discretion in the operation of the SOP including the power to amend the rules, except that prior shareholder approval is required in respect of the UK form of the SOP for any such amendment relating to the basic structure of the SOP and in particular the limits on the number of shares which may be issued under it. Changes can be made to the Australian form of the SOP by the Committee, subject to compliance with any requirement imposed by the Corporations Act or the Australian Stock Exchange Listing Rules.

The net effect of any amendment to the rules must not prejudice the rights and entitlements of participants subsisting prior to the making of the amendment.

12	Termination — no options may be granted under the SOP after the tenth anniversary of its adoption or earlier if the Committee terminates it.

13	The Performance Condition — the Committee proposes that the Performance Condition will be different from the performance condition used for the existing plan, which is based in growth in earnings per share, and is subject to rolling retesting. The Committee proposes to graduate the Performance Condition which will apply to the first grant of options under the SOP. Vesting of options granted under the SOP will be subject to Rio Tinto’s total shareholder return (“TSR”) equalling or outperforming the HSBC Global Mining Index over a period of three consecutive years from the date of grant (the “Performance Period”). The Committee retains discretion in satisfying itself that the TSR performance is a genuine reflection of underlying financial performance. If Rio Tinto’s three year TSR performance equals the index, then the higher of one third of the original grant or 20,000 options will vest (subject to the actual grant level not being exceeded). The full grant will vest if Rio Tinto’s three year TSR is equal to or greater than the index plus five per cent per annum. Vesting is based on a sliding scale between these points and there is zero vesting for three year TSR performance less than the index. Grants made prior to 1 January 2007 which do not fully vest at the conclusion of the three year Performance Period will be subject to a single retest against the Performance Condition five years after grant. Final vesting will be subject to Rio Tinto TSR equaling or outperforming the HSBC Global Mining Index as set out above but over five consecutive years from the date of grant. Options not vesting after the single retest will lapse. The Committee has determined that options granted after 31 December 2006 will not be subject to any retest and will therefore lapse if they do not vest at the conclusion of the three year Performance Period.

8   Rio Tinto Limited 2004 Notice of annual general meeting

Shareholder information

Useful addresses
Shareholders
Please contact the registrar if you have any queries about your shareholding.

Rio Tinto Limited
Computershare Investor Services Pty. Limited GPO Box 2975 Melbourne Victoria 3000

Until 19 March 2004
Telephone: +61 (0) 3 9615 5970
Facsimile: +61 (0) 3 9611 5710

After 19 March 2004
Telephone: +61 (0) 3 9415 4030
Facsimile: +61 (0) 3 9473 2500

The toll free number for Australian residents remains the same,
Toll free 1 800 813 292
Website: www.computershare.com

General enquiries
If you require general information about Rio Tinto please contact the External Affairs department.

Holders of American Depositary Receipts (ADRs)
Please contact the ADR administrator if you have any queries about your ADRs

ADR administrator
The Bank of New York
Depositary Receipts Division
101 Barclay Street
22nd Floor New York, NY 10286

Telephone: +1 888 269 2377
Website: www.bankofny.com

US investor relations consultant
Makinson Cowell (US) Limited
One Penn Plaza
250 West 34th Street Suite 1935
New York, NY 10119

Telephone: +1 212 994 9044
Website: www.makinson-cowell.com

Registered Office
Rio Tinto Limited
Level 33, 55 Collins Street
Melbourne, Victoria 3000
ABN: 96 004 458 404

Telephone: +61 (0) 3 9283 3333
Facsimile: +61 (0) 3 9283 3707
Website: www.riotinto.com

Financial calendar
2 February 2004
Announcement of results for 2003

10 March 2004
Shares and ADRs quoted “ex-dividend” for 2003 final dividend

16 March 2004
Record date for 2003 final dividend

16 March 2004
Plan Notice Date for election under the Dividend Reinvestment Plan for the 2003 final dividend

6 April 2004
Payment date for 2003 final dividend

7 April 2004
Payment date for 2003 final dividend for holders of ADRs

7 April 2004
Annual general meeting Rio Tinto plc

22 April 2004
Annual general meeting Rio Tinto Limited

29 July 2004
Announcement of half year results for 2004

11 August 2004
Shares and ADRs quoted “ex-dividend” for 2004 interim dividend

17 August 2004
Record date for 2004 interim dividend

19 August 2004
Plan Notice Date for election under the Dividend Reinvestment Plan for the 2004 interim dividend

10 September 2004
Payment date for 2004 interim dividend

13 September 2004
Payment date for 2004 interim dividend for holders of ADRs

February 2005
Announcement of results for 2004

Publications
The following publications may be obtained from Rio Tinto:

2003 Annual report and financial statements

2003 Annual review

2003 Social and environment review highlights

The way we work – Rio Tinto’s statement of business practice

Review magazine – Rio Tinto’s quarterly magazine for shareholders

The 2003 Databook and the 2003 Social and environment review are available on the Rio Tinto website.

Copies of the 2003 annual reports for the following listed Rio Tinto Group companies are also available on request:

Bougainville Copper Limited
Coal & Allied Industries Limited
Energy Resources of Australia Limited
Palabora Mining Company Limited
Rio Tinto Zimbabwe Limited

The Rio Tinto Limited parent entity financial statements are available by request free of charge from the Company Secretary. These financial statements are also available for download from the Rio Tinto website.

Rio Tinto on the web
Information about Rio Tinto is available on our website: www.riotinto.com

Many of Rio Tinto’s publications may be downloaded in their entirety from this site and access gained to Group company and other websites.

Rio Tinto Limited 2004 Notice of annual general meeting   9

2004

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© Rio Tinto Limited and Rio Tinto plc

Rio Tinto Limited 2004 Notice of annual general meeting